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                                September 23, 2021

       Sean Peace
       Manager
       RoyaltyTraders LLC
       1053 East Whitaker Mill Rd., Suite 115
       Raleigh, NC 27604

                                                        Re: RoyaltyTraders LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed September 14,
2021
                                                            File No. 024-11532

       Dear Mr. Peace:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Plan of Distribution and Selling Securityholders
       After the Auction, page 16

   1. Please clarify in the filing that there is no obligation for an investor who indicated interest as part of the auction
process to invest in the Royalty Share Units or even respond to the company.
 Sean Peace
FirstName LastNameSean    Peace
RoyaltyTraders  LLC
Comapany 23,
September  NameRoyaltyTraders
               2021             LLC
September
Page 2     23, 2021 Page 2
FirstName LastName
      Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Andrew Stephenson